UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1 ) *

                                SMTC Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    832682207
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                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 pages

CUSIP No. 832682207
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    1.  Names of Reporting Persons.          The Red Oak Fund, LP
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
        (b) [X]
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    3.  SEC Use Only
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    4.  Citizenship or Place of Organization       Delaware
--------------------------------------------------------------------------------

Number of                  5.   Sole Voting Power            0
Shares Bene-               -----------------------------------------------------
ficially owned             6.   Shared Voting Power          1,136,933
by Each                    -----------------------------------------------------
Reporting                  7.   Sole Dispositive Power       0
Person With:               -----------------------------------------------------
                           8.   Shared Dispositive Power     1,136,933
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,136,933
--------------------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)   8.5%

--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)   PN

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                                Page 2 of 7 pages

CUSIP No. 832682207

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons.          Red Oak Partners, LLC
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization       New York
--------------------------------------------------------------------------------

Number of                  5.   Sole Voting Power            0
Shares Bene-               -----------------------------------------------------
ficially owned             6.   Shared Voting Power          1,136,933
by Each                    -----------------------------------------------------
Reporting                  7.   Sole Dispositive Power       0
Person With:               -----------------------------------------------------
                           8.   Shared Dispositive Power     1,136,933
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,136,933

--------------------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)   8.5%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)   OO
--------------------------------------------------------------------------------


                                Page 3 of 7 pages

CUSIP No. 832682207
--------------------------------------------------------------------------------
    1.  Names of Reporting Persons.          David Sandberg
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization       United States
--------------------------------------------------------------------------------

Number of                  5.   Sole Voting Power            0
Shares Bene-               -----------------------------------------------------
ficially owned             6.   Shared Voting Power          1,136,933
by Each                    -----------------------------------------------------
Reporting                  7.   Sole Dispositive Power       0
Person With:               -----------------------------------------------------
                           8.   Shared Dispositive Power     1,136,933
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,136,933
--------------------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)   8.5%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)   IN
--------------------------------------------------------------------------------


                                Page 4 of 7 pages

This Amendment No. 1 amends and restates in its entirety the Statement on
Schedule 13G filed on April 10, 2006 by and on behalf of The Red Oak Fund, LP, Red Oak Partners, LLC and David Sandberg.

Item 1.
(a)  The name of the issuer is SMTC Corporation (the "Issuer").

(b) The principal executive office of the Issuer is located at 635 Hood Road, Markham, Ontario L3R 4N6.

Item 2.
(a) This statement (this "Statement") is being filed by David Sandberg, the controlling member of Red Oak Partners, LLC, a Delaware limited liability company ("Red Oak Partners"), which serves as the general partner of The Red Oak Fund, LP, a Delaware limited partnership (the "Fund") (collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns the shares reported in this Statement. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b) The principal business office of the Filers is 145 Fourth Avenue, Suite 15A, New York, New York 10003.

(c)  For citizenship information see Item 4 of the cover sheet of each Filer.

(d)  This Statement relates to the Common Stock of the Issuer.

(e)  The CUSIP Number of the Common Stock of the Issuer is 832682207.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
        (c), check whether the person filing is a:

(a)  [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer. The percentage ownership of each Filer is based on 13,419,376 shares of Common Stock outstanding as of December 31, 2006, as reported to the Filers by the Issuer's Chief Financial Officer.


                                Page 5 of 7 pages

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

(a)     Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 6 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2007


/s/ DAVID SANDBERG
-------------------------------------
David Sandberg


Red Oak Partners, LLC

By: /s/ DAVID SANDBERG
    ---------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, LP

By: Red Oak Partners, LLC,
    General Partner

By: /s/ DAVID SANDBERG
    ---------------------------------
    David Sandberg, Managing Member


                                Page 7 of 7 pages

                                  EXHIBIT INDEX

Exhibit No.                                  Document
-----------                                  --------

     1 Joint Filing Agreement, dated January 29, 2007, among David Sandberg, Red Oak Partners, LLC, and The Red Oak Fund, LP to file this joint statement on Schedule 13G

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of SMTC Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.


Dated: January 29, 2007


                           /s/ DAVID SANDBERG
                           ---------------------------------------
                           David Sandberg


                           Red Oak Partners, LLC

                           By: /s/ DAVID SANDBERG
                               -----------------------------------
                               David Sandberg, Managing Member


                           The Red Oak Fund, LP

                           By: Red Oak Partners, LLC,
                               General Partner

                           By: /s/ DAVID SANDBERG
                               -----------------------------------
                               David Sandberg, Managing Member